Filed Pursuant to Rule 433

Registration No. 333-285413

Final Term Sheet

August 10, 2026

U.S.$1,100,000,000

AT&T Inc.

U.S.$1,100,000,000 FLOATING RATE GLOBAL NOTES DUE 2028

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	U.S.$1,100,000,000 aggregate principal amount of Floating Rate Global Notes due 2028 (the “Notes”).

TRADE DATE:	August 10, 2026

SETTLEMENT DATE (T+5)*:	August 17, 2026

MATURITY DATE:	August 10, 2028, at par.

AGGREGATE PRINCIPAL AMOUNT OFFERED:	U.S.$1,100,000,000

PRICE TO PUBLIC (ISSUE PRICE):	100.000%

GROSS SPREAD:	0.150%

PRICE TO AT&T:	99.850%

NET PROCEEDS:	U.S.$1,098,350,000

USE OF PROCEEDS:	AT&T intends to use the net proceeds of this offering to repay a portion of the amounts outstanding under its $17,500,000,000 Delayed Draw Term Loan Credit Agreement entered into on November 3, 2025 between AT&T, Bank of America, N.A., as agent, and the lenders set forth therein. The amounts outstanding under the Term Loan are comprised of (i) a $3.0 billion 364-day delayed draw term loan facility which matures on July 27, 2027 and (ii) an $11.5 billion two-year delayed draw term loan facility which matures on July 28, 2028. AT&T used the proceeds of the Term Loan Agreement for general corporate purposes, which included financing acquisitions of additional spectrum.

UNDERWRITER’S REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriter to reimburse U.S.$330,000 of AT&T’s expenses.

INTEREST RATE:	Compounded SOFR, reset quarterly, on each Floating Rate Interest Payment Date plus 65 basis points. The interest rate on the Notes will in no event be lower than zero.

FLOATING RATE INTEREST DETERMINATION DATE:

Two U.S. Government Securities Business Days preceding each Floating Rate Interest Payment Date (or in the final Floating Rate Interest Period, preceding the Maturity Date).

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

FLOATING RATE INTEREST PERIOD:	The period from and including any Floating Rate Interest Payment Date (or, with respect to the initial Floating Rate Interest Period only, from and including August 17, 2026) to but excluding the next succeeding Floating Rate Interest Payment Date or (ii) in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the Maturity Date to but excluding such Maturity Date.

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter.

OPTIONAL REDEMPTION:	Except in connection with certain tax events, the Notes are not redeemable at AT&T’s option.

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

ISSUER RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: BBB+ (Negative Outlook)

BOOK-RUNNING MANAGER:	BNP Paribas Securities Corp.

CUSIP NUMBER:	00206R NX6

ISIN NUMBER:	US00206RNX60

REFERENCE DOCUMENT:	Prospectus Supplement, dated August 10, 2026; and Prospectus, dated February 28, 2025

A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.

*

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

No PRIIPS or UK PRIIPS KID or CCI Regulations product summary – No PRIIPs or UK PRIIPs key information document (KID) or UK CCI Regulations product summary has been prepared as not available to retail in EEA or UK.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BNP Paribas Securities Corp. at 1-800-854-5674.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.